To:

XTL BIOPHARMACEUTICALS LTD.

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, _Dobroslav Melamed_, I.D _313865461_ hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Post Doctorate, Research of mammalian sperm signal transduction pathways, Bar Ilan University, Life Science

   PhD in Biotechnology (with signal in transduction pathways), Bar Ilan University, Life Science Department

   MSc in Life Science (with thesis in Signal Transduction of Viral Brain Infection) Bar Ilan University, Life Science Department

   BA in Biotechnology (with molecular biology specialization), Bar Ilan University, Life Science Department

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Feb 2012-Sept 2014 – President and Board member of SciVac Ltd. (formerly SciGen)

   2007 – 2010 – Founder, CTO and Board member of Oshadi Ltd.

   2006-2007 CTO of Periness Ltd.

   2001-2004 Manager of pre-clinical and research pharmacology at OBI Ltd.

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Feb 2012 – Sept 2014 – SciVac Ltd.

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

   Below are my stated Holdings:

Name, type and series of Security	No. of Security on the stock exchange	Quantity of Securities	Treasury Securities	The rate of Holdings		The rate of Holdings (strong/full dilution)	
				Capital	Vote	Capital	Vote
Options		50,000					

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: 16/2/16

To:

XTL BIOPHARMACEUTICALS LTD.

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Mr. David Bassa, I.D 57501405 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Bar-Ilan University: BA in Economics

   Bar-Ilan University non-thesis Masters degree in computer science

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Founder and CEO of Sela Software Labs Ltd. The company operates along with its subsidiaries providing domestic and worldwide development and training in software.

   Founder and CEO of D.B-Hen Consulting, Managing and Holding Ltd.: the company engages in management services, real estate brokerage and investments.

   One of the founders of Biogal Israel – later to be merged with XTL

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Founder and CEO of Sela Software Labs Ltd. The company operates along with its subsidiaries providing domestic and worldwide development and training in software.

   Founder and CEO of D.B-Hen Consulting, Managing and Holding Ltd.: the company engages in management services, real estate brokerage and investments.

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) holds securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

Name, type and series of Security	No. of Security	Quantity of Securities	Treasury Securities	The rate of Holdings		The rate of Holdings (strong/full dilution)	
				Capital	Vote	Capital	Vote
Ordinary Shares		21,705,987					8.7%
ADRs		71,112					
Warrants		35,556					

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: Feb 11th, 2016

To:

XTL BIOPHARMACEUTICALS LTD.

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Dr. Jonathan Schapiro__, I.D _012654141_ hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Doctor of Medicine, Ben Gurion University of the Negev, Israel

   Bachelor of Medical Science, Ben Gurion University of the Negev, Israel

   Fellow, Infectious Diseases and Geographic Medicine, Stanford University, USA

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Medical Director

   Consultant Pharmaceutical Drug Development

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Member, Board of Directors, Proteologics, Rehovot Israel (Previous)

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.

5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

Name, type and series of Security	No. of Security on the stock exchange	Quantity of Securities	Treasury Securities	The rate of Holdings		The rate of Holdings (strong/full dilution)	
				Capital	Vote	Capital	Vote
Options		100,000					

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: [signature]

Date: Feb 16, 2011

To:

XTL BIOPHARMACEUTICALS LTD.

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Doron Turgeman , I.D 023568389 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.

2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Hold a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and I am a certified public accountant in Israel.

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   I serve as the chief executive officer of B Communications Ltd. and Internet Gold-Golden Lines Ltd., dual listed public Companies (NASDAQ and TASE) Since October 2011.

2.3. Companies in which I serve or served as a Director in the past 5 years-

(Job description, company's name, duration of service)

Name of the company	Private / public	Director
Cap Ventures LTD.	Private	Internal (since 2012)
Phonix Data PTE	Private	Internal (since 2010)
Barclay Singapore	Private	Internal (since 2012)
Bar Interactive LTD.	Private	Internal (since 2008)
Telesefer.com LTD.	Private	Internal (since 2001)
XTL BIO	Public	External (since 2014)
MDG real estate	Public	External (since 2015)

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

Name, type and series of Security	No. of Security on the stock exchange	Quantity of Securities	Treasury Securities	The rate of Holdings		The rate of Holdings (strong/full dilution)	
				Capital	Vote	Capital	Vote
XTL	230,000						
XTL ADR	17,000						

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: February 14, 2016

To:

XTL BIOPHARMACEUTICALS LTD.

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Shlomo Shalev , I.D __057708422___ hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Bachelor Degree, Economics, Ben Gurion University, Israel

   Master business Administration, Universtity of San Francisco, CA, USA

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   CEO, Green_Fields Capital Ltd. 2014 current (Public TASE)
   Active Chairman of the Board, Micronet (Public TASE) 2011-2013
   Active Chairman of the Board, NetFormX (Private) 2007-2010
   Senior VP Investments, Ampal Public NASDAQ) 1998-2006
   Consul for Economic Affairs, US NorthWest Region, Government of Israel 1994 -1998
   Economic Advisor to the Director General, Ministry of Industry and Trade, 1992-1994
   _Economist, Dead Sea Works 1990-1992

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Micronet Ltd. (Public TASE0

   Ophir Optronics (Public TASE)

   NetFormX (Private)

   Dblur (Private)

   Intercure (Public TASE)

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 (**"Securities Law"**); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time~~, I maintain~~/do not maintain (Please delete the unnecessary) holds securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

Name, type and series of Security	No. of Security on the stock exchange	Quantity of Securities	Treasury Securities	The rate of Holdings		The rate of Holdings (strong/full dilution)	
				Capital	Vote	Capital	Vote

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: Feb. 9, 2016